May 28, 2010

VIA FACSIMILE AND EDGAR

Ms. Christina Chalk

Senior Special Counsel

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	América Móvil, S.A.B. de C.V. Registration Statement on Form F-4 Filed May 11, 2010 File No. 333-166721 Schedule TO-T Filed May 11, 2010 File No. 005-84067

Dear Ms. Chalk,

By letter dated May 24, 2010, the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) provided comments on the registration statement on Form F-4 (the “Registration Statement”) and the Schedule TO-T, both filed on May 11, 2010 by América Móvil, S.A.B. de C.V. (the “Company”).

The Company is filing today an amendment to the Registration Statement and will file an amendment to the Schedule TO-T as soon as practicable, and this letter provides the Company’s responses to the Staff’s comments. For your convenience, we have reproduced below the Staff’s comments together with our responses.

Schedule TO-T – Item 10. Financial Statements

1.	Provide the financial statement information required for the individual bidders included on the Schedule TO-T. See Instruction 4 to Item 10 of Schedule TO.

The Company considered Item 10 and the relevant instructions and concluded for the reasons summarized below that while financial information of the Company is material to a shareholder’s decision whether or not to tender and whether to elect to receive cash or Company shares in exchange, financial information for the “bidders” who are natural persons, under the facts and circumstances of the offer, is not material to a shareholder’s decision and therefore not required to be included under Instruction 4 to Item 10 of Schedule TO.

In arriving at that conclusion, we considered that since the offer is being made for all outstanding subject securities and is not subject to any financing condition, under Instruction 2 to

Ms. Christina Chalk, page 2

Item 10 of Schedule TO, but for the fact that the offer includes an option to receive Company shares, no financial information would be required for either the Company or the individual bidders.

Because the offer does include an option to receive Company shares, full historical and pro forma financial information with respect to the Company has been included, as such information is clearly material to an investor’s investment decisions relating to the offer. The same rationale does not lead to a conclusion that financial information with respect to the individual bidders is material to an investor’s decision to receive shares with respect to the Company. The individual’s financial condition is not pertinent to an evaluation of the Company’s shares or the offer’s exchange ratio. Nor is it pertinent to an evaluation of the bidders’ ability to consummate the offer. As the offer to purchase indicates, the Company itself has more than sufficient cash and cash equivalents on hand to complete the offer even if all Telmex Internacional shareholders elect to receive cash. Finally, because the individual “bidders” are already controlling persons of both the Company and Telmex Internacional, the alternative rationale for individual financial statement disclosure articulated in note 195 to the Commission’s release, Regulation of Takeovers and Security Holder Communications, SEC Rel. No. 33-7760, 34-42055 (Nov. 10, 1999), is similarly not pertinent.

Form F-4 – General

2.	We note that some of the bidders in this exchange offer include affiliates of Telmex Internacional (Telmex). Given this fact, tell us why Rule 13e-3 does not apply to this offer. To the extent that you are relying on an exemption from that Rule, identify the relevant provision and describe the facts supporting your reliance upon it.

The Company considered the applicability of Rule 13e-3 under the Exchange Act to the offer and is of the view that the Rule does not apply to the offer in reliance on the exemption provided in Rule 13e-3(g)(2).

Telmex Internacional is subject to the reporting requirements of Section 15(d) of the Exchange Act and the TII ADSs are listed on a national exchange, and the Company may be deemed to be an affiliate of Telmex Internacional by virtue of the beneficial ownership of shares by members of the Slim Family of both Telmex Internacional and the Company. Since the purpose of the offer is to acquire all of the outstanding public securities of Telmex Internacional, which if achieved would produce one or more of the effects set out in paragraph (a)(3)(ii) of Rule 13e-3, Rule 13e-3 would be applicable to the offer unless an exemption is available pursuant to Rule 13e-3(g).

The Company is of the view that the exemption provided in Rule 13e-3(g)(2) for any Rule 13e-3 transaction in which the security holders are offered or receive only an equity security is applicable to the offer. Rule 13e-3(g)(2) provides an exemption for any Rule 13e-3 transaction in which unaffiliated security holders “are offered or receive only an equity security,” provided that the following three conditions are met:

i	the offered equity security has substantially the same rights as the subject equity security including, but not limited to, voting, dividends, redemption and liquidation rights (a requirement that is deemed to be satisfied if the offered security is common stock);

Ms. Christina Chalk, page 3

ii	the offered equity security is registered pursuant to Section 12 of the Exchange Act or reports are required to be filed by the issuer thereof pursuant to Section 15(d) of the Exchange Act; and

iii	if the subject security is an exchange listed or quoted security, the offered equity security is similarly either listed or quoted.

The second and third of these conditions are clearly met in the present case. The AMX L Shares and AMX L ADSs are equity securities registered under the Exchange Act and the AMX L ADSs, like the TII ADSs in exchange for which they will be issued, are listed on the New York Stock Exchange.

The first condition requires that the equity securities to be offered to the unaffiliated shareholders of Telmex Internacional (i.e., the AMX L Shares) either be “common stock” or otherwise have substantially the same rights as the equity securities that are the subject of the Rule 13e-3 transaction (i.e., the TII A Shares and TII L Shares). It is our view that the AMX L Shares are shares of “common stock” as that term is commonly understood inasmuch as they form part of the general equity of the Company and together with the AMX AA Shares and AMX A Shares are entitled to a fully participating and equal economic interest in the Company, including as to dividends, distributions, redemptions and liquidation. They are identical in all respects to the AMX AA Shares and AMX A Shares other than with respect to voting rights. We refer the Staff to the Comparison of the Rights of Shareholders of América Móvil and Telmex Internacional on page 101 of the prospectus.

Regardless of their characterization, however, we believe that the AMX L Shares have “substantially the same rights” in the capital structure of AMX as both the TII L Shares and TII A Shares they are to be exchanged for have in the TII capital structure and that the offer will permit the shareholders of Telmex Internacional to maintain an “equivalent or enhanced equity interest” in the Company, satisfying both the letter and spirit of Rule 13e-3(g)(2).

With respect to the exchange of AMX L Shares for TII L Shares, equivalency is beyond question as those classes have virtually identical rights in the respective capital structures of the Company and Telmex Internacional, both as to economic and voting interests.

We are also of the view that the exchange of AMX L Shares for TII A Shares is an exchange of equivalent (or even enhanced) interests. As noted above, the rights of holders of AMX L Shares in the Company’s capital structure are identical to the rights of holders of TII A Shares in Telmex Internacional, except for certain variations in voting rights (the same variations that exist today between TII’s L and A Shares).

We are aware of the Staff’s published interpretation to the effect that the Rule 13e-3(g)(2) exemption is not available for transactions in which non-voting common stock is offered as consideration in exchange for voting common stock even though the new securities are denominated as common stock, because security holders will not receive an equivalent or

Ms. Christina Chalk, page 4

enhanced equity interest.1 We believe, however, that the relative rights of the AMX L Shares and the TII A Shares are meaningfully distinguishable from the facts described in the Staff’s interpretation and that in the exchange, TII A Shareholders will receive an equity security that is at least an equivalent of their existing shares.2

While the voting rights of the AMX L Shares and the TII A Shares are not identical, neither series is non-voting and whether either series can be said to enjoy superior voting rights is debatable. The TII A Shares have notionally unrestricted voting rights. However, these rights are only exercisable together with the TII AA Shares and are not class-voting rights. As a result, they are effectively neutralized by the requirement found in the Telmex Internacional Bylaws that the TII AA Shares must always constitute at least 51% of the combined TII AA and A Shares. The subordination of the A Share voting rights, in addition to being enshrined in the Telmex Internacional Bylaws, is also a practical fact since the A Shares today represent an extremely small portion of capital of TII.3 The AMX L Shares, on the other hand, have the right as a class to elect two directors to the Company’s board and to vote equally with all shares on enumerated fundamental corporate issues.4

The exemption provided in Rule 13e-3(g)(2) is available where security holders are offered or receive “only” a complying equity security. However, as the Staff has noted in its Compliance and Disclosure Interpretations on Going Private Transactions (January 26, 2009), “[i]f security holders are offered the opportunity to elect either cash or stock consideration, the exception in Rule 13e-3(g)(2) remains available provided that the cash, at the time it is first offered, is substantially equivalent to the value of the security offered and both options are offered to all security holders.”5 We believe the structure and terms of the exchange offer comport with the Staff’s interpretation.

The exchange ratios for the share consideration of the offer were determined based on the average closing prices of the AMX L Shares and the TII L Shares on the Mexican Stock Exchange over a ten trading days preceding January 13, 2010, the date the Company first announced its intention to commence the offer (the “Valuation Period Average Price”). Specifically, the exchange ratio for the share consideration was determined based on the Valuation Period Average Price of one TII L Share divided by the Valuation Period Average

[1]	Question 112.01 of the Compliance and Disclosure Interpretations Regarding Going Private Transactions, Exchange Act Rule 13e-3 and Schedule 13E-3 (January 26, 2009).
[2]

We believe it is relevant that investors apparently regard the A Shares and L Shares as equivalent. Both AMX A and L Shares (and ADSs) and TII A and L Shares and (and ADSs) have historically traded at close to parity, often with the A Shares trading at a small discount to the L Shares.

[3]

The TII A Shares represent approximately 4.6% of the total sum of TII AA Shares and TII A Shares, according to the Company’s annual report on Form 20-F, File No. 001-34086, filed on May 26, 2010 and only approximately 2.2% of the entire capital of the Company.

[4]

Given the relative number of currently outstanding AMX AA Shares and AMX L Shares, the AMX L Shares as a class would actually represent a majority of the voting power of the Company on such fundamental issues and could control the outcome.

[5]

Question 112.02 of the Compliance and Disclosure Interpretations Regarding Going Private Transactions, Exchange Act Rule 13e-3 and Schedule 13E-3 (January 26, 2009) and Question and Answer No. 11 in Exchange Act Release No. 17719 (April 13, 1981).

Ms. Christina Chalk, page 5

Price of one AMX L Share. The cash consideration per share is simply the equivalent of the Valuation Period Average Price of AMX L Shares constituting the share consideration.6

The option to receive cash rather than AMX L Shares provided to all holders in the offer will not be subject to any limitation on the ability of a holder to elect either shares or cash, and consequently there will be no proration of Telmex Internacional securities tendered for either the share or the cash consideration.

3.	We note your reference in various places in the prospectus to the fairness opinion provided by Merrill Lynch to the board of Telmex International. As required by Item 4(b) of Form F-4, please provide disclosure responsive to Regulation MA Item 1015(b)(1)-(6). In addition, as required by Item 21(c) of Form F-4, please file the opinion as an exhibit. Lastly, file a consent from Merrill Lynch.

In response to the Staff’s comment, the Company notes that the Merrill Lynch opinion was addressed and delivered to the Board of Directors of Telmex Internacional (on March 19, 2010, well after the announcement of the offer) in connection with its recommendation to Telmex Internacional shareholders relating to the offer and that the opinion is not addressed to the Company and was not provided for the Company’s benefit. The opinion was not a basis for the determination of the terms of the TII Offer or the approval thereof by the Board of Directors of the Company, which had previously occurred on January 13, 2010. The Company did not retain Merrill Lynch or participate in the selection of Merrill Lynch by Telmex Internacional. For these reasons, the Company respectfully believes that the Merrill Lynch opinion is not a report that is responsive to Item 4(b) or required to be filed by Item 21(c) of Form F-4.

We wish to point out to the Staff that the Merrill Lynch opinion has been filed with the Commission and a copy is publicly available. Telmex Internacional filed a copy of the signed opinion of Merrill Lynch to the Board of Directors of Telmex Internacional under cover of Schedule 14D-9 on April 19, 2010 in connection with the announcement of its recommendation to its shareholders prior to the commencement of a tender offer. (The reference to the opinion in the offer to purchase/prospectus was based on this and other public filings by Telmex Internacional.) We believe that, in the case of a tender offer, the subject company’s Schedule 14D-9 is the appropriate context for disclosure of a fairness opinion or other expert report forming part of the basis for the subject company board’s recommendation.

Conditions to the U.S. Offer, page 48

4.	We note that the existence of any of the listed events or circumstances triggering your right to terminate the offer will be determined by you in your “sole discretion.” Since this standard is completely subjective and within the exclusive control of the bidder, it is essentially the same as a waiver of any of the conditions. Please revise to include a standard of reasonableness.

We have revised page 49 of the Prospectus in response to the Staff’s comment.

[6]

The consideration for the TII A Shares was determined using the same valuations as the TII L Shares, since TII A Shares have historically traded at close to parity with, or a slight discount to, the TII L Shares.

Ms. Christina Chalk, page 6

Purchase of TII Securities After Expiration of the TII Offer, page 58

5.	Please provide more details about your intentions regarding one or more “second step” acquisition transactions if you do not reach the 95% ownership level as a result of this offer. Describe the timing of this potential transaction or transactions, the structure and the form and amount of the consideration offered.

We have revised page 58 of the Prospectus in response to the Staff’s comment.

Subsequent Purchases of TII Securities, page 59

6.	Refer to the second paragraph in this section. Provide more details about the circumstances under which you might be able to provide different consideration in an additional offer for TII Securities after delisting.

We have revised page 59 of the Prospectus in response to the Staff’s comment.

If you have any questions or require any additional information with respect to the above, please do not hesitate to contact me at (212) 225-2414 or my colleagues Daniel Sternberg at (212) 225-2630 or Duane McLaughlin at (212) 225-2106.

Sincerely,

/s/ Nicolas Grabar
Nicolas Grabar

cc:	Alejandro Cantú Jiménez
América Móvil, S.A.B. de C.V.

Daniel Sternberg
Duane McLaughlin
Cleary Gottlieb Steen & Hamilton LLP